EXHIBIT 99.1

Profound Medical Provides TULSA-PRO® Reimbursement Update

TORONTO, Sept. 02, 2022 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today provided a U.S. reimbursement update for Transurethral Ultrasound Ablation (“TULSA”), performed with its TULSA-PRO® system.

Further to the Company’s press release of August 4, 2022, the Current Procedural Terminology (“CPT®”) Category 1 application for TULSA has been withdrawn for consideration at the upcoming September 2022 CPT® Editorial Panel Meeting. Profound anticipates that an updated application, which will include 2022 utilization data, will be submitted at the appropriate time in 2023.

In the meantime, U.S. hospitals performing the TULSA procedure on Medicare patients are generally utilizing an existing temporary ‘C’ code established by the U.S. Centers for Medicare and Medicaid Services (“CMS”) for the Hospital Outpatient Prospective Payment System (“OPPS”), C9734. In July 2022, CMS released its proposed OPPS reimbursement rule for calendar year 2023. The proposed rule would increase reimbursement to a hospital billing under C9734 by approximately 5% to $13,274. Comments on the proposed rule are due by September 30, 2022 and, once finalized, the policies and payment rates in the final rule will take effect on January 1, 2023.

“As the pursuit of a CPT® Category 1 code continues to be an important part of our efforts to secure longer-term reimbursement for TULSA from third-party payors, we believe that the proposed hospital payment under C9734 is sufficient to help further advance adoption of the technology in the near- to mid-term in the United States,” said Arun Menawat, CEO and Chairman of Profound.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849